UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35085

CUSIP NUMBER: 35353C 102

(Check One): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:	September 30, 2013

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Franklin Financial Corporation

Full name of Registrant

Former Name if Applicable

4501 Cox Road

Address of Principal Executive Office (Street and Number)

Glen Allen, VA 23060

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Franklin Financial Corporation (the “Company”) will not be able to complete and file its Annual Report on Form 10-K for the fiscal year ended September 30, 2013 within the prescribed time period because certain information needed to complete management’s report on internal control over financial reporting will not be available until after December 16, 2013. Specifically, the Company will not receive third party attestation reports on controls from one of its significant service organizations until after December 16, 2013.

The Company relies on these attestation reports on controls from its service processors when evaluating its internal control over financial reporting. Without these reports, management of the Company cannot conclude, without unreasonable effort and expense, that the Company’s internal control over financial reporting was effective as of September 30, 2013. Subject to receiving the reports on the expected delivery dates, the Company anticipates the filing of the Form 10-K within the 15-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard T. Wheeler, Jr., Chairman, President and CEO	(804) 967-7000
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is expected to report net income of $9.3 million for the year ended September 30, 2013 compared to net income of $6.5 million for the year ended September 30, 2012, an increase of $2.8 million. Information regarding the Company’s results of operations for the fiscal year ended September 30, 2013 can be found in the Current Report on Form 8-K filed on November 15, 2013. The Form 10-K for the fiscal year ended September 30, 2013 will reflect those same results.

FRANKLIN FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 16, 2013	By:	/s/ Richard T. Wheeler, Jr.
Richard T. Wheeler, Jr.
Chairman, President and Chief Executive Officer